Ultradata Systems, Incorporated
                        1240 Dielman Industrial Court
                          St. Louis, Missouri 63132

         ==============================================================

July 28, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

    Attn: Barbara C. Jacobs, Assistant Director
          Division of Corporation Finance

          Perry Hindin, Esq.
          Adam Halper, Esq.

    Re:   Ultradata Systems, Incorporated
          Registration Statement on Form SB-2
          File No. 333-123764
          Amendment No. 3 to Registration Statement filed June 3, 2005

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 22, 2005 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Ultradata Systems, Incorporated (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

      We are filing herewith Amendment No. 4 to the Company's Registration Statement.

Amendment No. 3 to Registration Statement on Form SB-2
------------------------------------------------------

Registration Front Cover
------------------------

1. In amendment no. 2 to the registration statement you registered 3.1 million shares. In the current amendment, you are now registering 36.3 million shares. Please explain in your response letter why you are registering more than ten times the amount of common stock -from your previous amendments and consider whether this 1200% increase necessitates additional disclosure in your risk factors section. For example, you disclose in several risk factors on pages 10 and 11 of your registration statement that the dilutive effect of these shares may adversely affect the market price of your common stock. Consider supplementing such risk factor disclosure with a discussion of the effect such potential dilution could have on your ability to attract additional investment from outside investors and the resulting effect on your ability to fund business operations.

Securities and Exchange Commission
July 28, 2005
Page 2 of 5

      Response
      --------

      As we had indicated in the explanatory note after our prospectus summary in our original filing and our first two amendments, any shares that were to be issued pursuant to the securities purchase agreement dated February 17, 2005 was contingent upon receiving shareholder approval to increase our authorized number of shares of common stock. In addition, we also stated that upon filing the certificate of amendment, we would amend the registration statement to include additional shares issuable pursuant to this agreement. Between the filing of our second and third amendment, we had a meeting of our shareholders, at which meeting the shareholders agreement to increase our authorized shares of common stock. Subsequently to the meeting, we filed a certificate of amendment increasing the number of authorized shares of common stock.

      Therefore, as we disclosed, and as we are contractually obligated to do, we increased the number of shares being registered underlying the convertible debentures to be at least two times the number of shares the debentures were then convertible into. The disclosure throughout the registration statement has always indicated the number of shares issuable upon conversion of the convertible debentures.

      While we do not believe that the registration of such additional shares requires additional disclosure in our risk factors section, we have added a sentence in one or our risk factors stating that in the event that our stock price declines, we may have increased difficulty in securing additional financing, if at all, and such financing may result in the issuance of a significant amount of common stock, which will result in further dilution and potentially a further negative effect on the market price of our common stock. We believe that the remaining disclosure fully covers the risks involved in an investment in our common stock.

Prospectus Summary, page 6
--------------------------

2. You indicate on page 6 and elsewhere in your registration statement that in June 2005 investors advanced you $50,000, representing a prepayment for the exercise of warrants with the credit against the exercise price of the warrants to be at the investor's sole discretion. Revise your disclosure to better explain this arrangement. For example, since the investors have paid $50,000, why are you categorizing this as an advance representing "prepayment towards the exercise of warrants" as opposed to simply an exercise of warrants? Is there some benefit either you or the investor are deriving from treating the $50,000 payment this way? What exactly is at the investor's sole discretion? Clarify that these warrants are the warrants issued to investors pursuant to the February 14, 2005 securities purchase agreement.

      Response
      --------

      We have, and continue to classify the $50,000 advance as a prepayment for the exercise of warrants. We are not classifying this as an exercise of warrants because we did not issue shares of common stock upon the receipt of the advance, nor are the investors requesting that

Securities and Exchange Commission
July 28, 2005
Page 3 of 5

      we issue shares of common stock at this time. There is no benefit to us, or to our knowledge that the investor is receiving from classifying this payment as an advance. We needed additional funds to continue our operations, and since the registration statement has not been declared effective yet, the investors decided to advance us $50,000 for operating expenses.

      The investor has the sole discretion as to when to apply the advance towards the payment of the exercise price of the warrants. Sole discretion means simply that, the investor is the only person who can decide when to apply the advance towards the exercise price of the warrants in lieu of paying the cash exercise price.

      As the discussion regarding the advance of $50,000 and the application of such advance to the warrants is discussed throughout the registration statement in connection with the February 14, 2005, we believe that our disclosure is clear that the advance and warrants applies to such dated transaction.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Overview, page 14
-----------------

3. We note your response to comment 2 of our letter dated June 17, 2005. However, it appears that in response to our request for added disclosure regarding your future financial condition and' results of operations, material opportunities, challenges and risks, you devote the first section of the first two paragraphs discussing the success of your business in 2003 and the first half of 2004. Given the loss of two major customers, and the significant decrease in sales from the first quarter of 2004 to the first quarter 2005, revise this section to provide a more balanced overview of your current business operations and future prospects as opposed to past performance. Also eliminate the repetitive disclosure that appears in the first few sentences of these two paragraphs.

      Response
      --------

      The first paragraph under the overview section was supposed to be deleted, however, due to a ministerial omission, the paragraph was not removed. Such paragraph has subsequently been removed. In addition, the remaining portion of this overview section, the following seven paragraphs, is devoted to our current and future business operations and we believe provides more than a balanced overview in light of the removed paragraph.

4. The first paragraph in the "Overview" subsection suggests that you terminated your agreement .with AAA, but the subsequent paragraph suggests that AAA initiated the termination of the agreement. Clarify the events that led to the termination of your agreement with AAA. What prompted AAA to request that you terminate the agreement? Do you foresee similar problems with your current agreement with Automobile Clubs of America?

Securities and Exchange Commission
July 28, 2005
Page 4 of 5

      Response
      --------

      As stated in our response to comment 3, we have removed the disclosure in the first paragraph. We have also revised our disclosure to discuss the events that led to the termination of our agreement with AAA. We have further revised our disclosure to indicate that we do not foresee similar problems with Automobile Clubs of America due to the different organizational structure of the two entities.

5. In addition, the second paragraph indicates that it is difficult to quantify the effect of the termination of the agreement with AAA; yet you indicate on page 18 that the larger reduction in backlog was due to the loss of the AAA agreement. Revise your disclosure to address this inconsistency.

      Response
      --------

      We have revised our disclosure to update our backlog information and to clarify our discussion about the possible effects of the termination of the AAA agreement to indicate that the loss of the agreement resulted in a reduction in our backlog, but that the termination could have had other effects that are not quantifiable, such as product reputation and resulting lost sales.

6. Please revise this section and your "Business" section to take into account the recent developments in your business and your first quarter results of operations. We note for example your sales declined from over $1.7 million in the first quarter of 2004 to about $.08 million in the first quarter 2005. Please more prominently discuss this decline. Consider also revising to discuss any material developments that occurred since March 31, 2005.

      Response
      --------

      We have revised this section and our "Business" section to discuss the poor results we had in the first quarter of 2005 as well as any material developments that have occurred since March 31, 2005.

7. You indicate that Kohl's and Wal-Mart have committed to carry your products later this year. Clarify what you mean by use of the term "committed." Have these companies committed to do so pursuant to executed contracts? If so, since such agreements would appear to be material, file such agreements as exhibits to the registration statement and disclose the material terms of such contracts.

Securities and Exchange Commission
July 28, 2005
Page 5 of 5

      Response
      --------

      Deliveries to Wal-Mart have been completed. Our deliveries to Kohl's should occur shortly. When we indicate that companies have committed to carry our products, we mean that we have an executed purchase order. Purchase orders from QVC and Kohl's make up our current backlog of $328,116. As we receive purchase orders as opposed to formal written contracts, we have disclosed any material terms of each purchase order. These orders, taken individually or in the aggregate by customer, amount to less than 5% of our total net sales in the fiscal year 2004.

8. We note your intent to revise your business practices and begin your own marketing. Please describe this process in greater detail with quantifiable estimates of material costs. Please also quantify the costs associated with developing, marketing and selling and provide greater detail on the current stage of development of the cell-phone Road Wiz, and your enhanced Road Genie.

      Response
      --------

      We have revised our disclosure to provide greater detail about the marketing program we are in the process of undertaking. We have further provided updated disclosure regarding the current stage of our new products.

      We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                            Very truly yours,

                                            /s/ MONTE ROSS
                                            ------------------------
                                            Monte Ross
                                            Chief Executive Officer